# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Exchange-Traded Fund Trust II, CIK 0001378872
CUSIP: 46138E230
Title of class of securities: Invesco S&P International Developed Low Volatility ETF
Address of issuer's principal executive offices: 3500 Lacey Road, Suite 700, Downers Grove, Illinois (IL), 60515
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001408970

## Reporting persons
- AdvisorShares Trust: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 1,171,328; shared voting power 0; sole dispositive power 1,171,328; shared dispositive power 0; aggregate amount beneficially owned 1,171,328 (9.68% of the class)

## Item 1. Issuer
Name of issuer: Invesco Exchange-Traded Fund Trust II
Address of issuer's principal executive offices: 3500 Lacey Road, Suite 700, Downers Grove, Illinois, 60515

## Item 2. Person Filing
Name of person filing: AdvisorShares Trust
Address of principal business office or, if none, residence:
4800 Montgomery Lane, Suite 150
Bethesda, Maryland 20814
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 1,171,328
Percent of class: 9.68
Sole power to vote or to direct the vote: 1,171,328
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,171,328
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AdvisorShares Trust: /s/ Stefanie Little, Stefanie Little - Chief Compliance Officer (07/03/2025)